SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FOREWord from the President

Since the last version of our Code of Ethics and Conduct in 2016, our companies have made important progress. Among them, in our Business and Management Master Plan, currently in its edition 2018-2022, the initiatives listed in the “Governance and Compliance” pillar are highlighted.

With the commitment of employees, the Executive Board and the Board of Directors, we put into practice the Integrity Program (Compliance) Eletrobras 5 Dimensions, which has contributed to recover our credibility with our main stakeholders.

The creation of an external, unified and independent whistle-blowing channel; the unification of the statutes and approval jurisdictions in Eletrobras companies; the insertion of integrity aspects into the main normative of our companies; the independent evaluation of 200 directors and officers of Eletrobras; besides the creation of Consequences and Anti-Corruption Policies are some of the highlights of the period.

The external recognition of our progress was attested by important results: from the first edition of the Indicator of Governance of the Secretariat of Coordination and Governance of State Enterprises (IG-Sest) in 2017, we achieved Level 1, of excellence, and in both following editions, we reached the maximum score; in 2018, we were certified by the Highlight Program on State Governance of B³ - Brasil, Bolsa, Balcão; we were also one of the nine companies, among the 110 largest in Brazil, that obtained the highest score in the implementation of its integrity program according to International Transparency; and we also received in 2018 the Business Ethics Award for the Integrity Mechanisms for Third Parties of Eletrobras Companies project.

The updated version of the document you have in hand, which we now call the Code of Ethical Conduct and Integrity, reflects all these achievements, as well as our commitment to continue investing in the Governance and Compliance pillar as a solid foundation for our sustainable performance.

The updated text is the result of the joint action of the integrity bodies and ethics committees of all Eletrobras companies. But the work is just beginning. The effectiveness of our Code of Ethical Conduct and Integrity depends fundamentally on the’ daily practice of our companies in the relationship with all our stakeholders.

That is why we invite you – collaborator, shareholder, investor, supplier, partner, representative of government entities, the press and the whole society - to know and adopt this new version of our Code, assuming with us the commitment to deliver to the country day after day, a sustainable company, an example of ethical performance and true pride of all Brazilian citizens.

Wilson Ferreira Junior
ChiefExecutive Officer

Presentation

The long-term vision of our strategic plan commits us to the mission of acting in the energy markets in an integrated, profitable and sustainable way, guided by strategic values such as: ethics and transparency focus on results, entrepreneurship and innovation, valorization and commitment of people and sustainability.

Updating the Code of Ethics and Conduct of Eletrobras Companies means renewing and reinforcing the importance of these dimensions in our business practices. It also means understanding that the guiding concepts of the ethical performance of our companies evolve, requiring us constant adaptations.

In these pages, it is possible to find the ethical principles and the conduct commitments that guide our relationship with all stakeholders such as communities, suppliers, service providers, partners, clients, press, control and government agencies, among others.

The launch of our first unified corporate ethics code in 2010 was the result of a complete review of the existing documents in each of the Eletrobras companies, working together with employees. The changes in Brazilian legislation in the following years motivated a revision of the code in 2016, reiterating integrity as a pillar and a crosscutting theme, which must permeate every day our decisions.

The maturity achieved by our Integrity Program (Compliance) requires a new update of the code text. The version we are presenting was written with the collaboration of representatives of the integrity bodies and ethics committees of Eletrobras companies and reinforces our permanent commitment to the evolution of ethics and integrity issues in our actions.

The reading and assimilation of this code is the duty of all those involved in the activities of Eletrobras companies. Its principles and rules must always be observed and followed.

We believe that the consolidation of ethics and integrity takes place in decision-making, in the work of collaborators and business partners, and in small actions. That is how, every day, we build the culture of a big company.

CONTENTS:

ETHICAL PRINCIPLES	8

CONDUCTCOMMITMENTS	10

1. Commitments of Eletrobras Companies related to CorporateGovernance	10

2. Commitment of Eletrobras Companies to their collaborators: directors, board members, statutory committees members, employees, third-party staff, service providers, interns and young apprentices	14

3. Commitment of Eletrobras Companies and their employees to suppliers, service providers, other partners and clients	23

4. Commitment of Eletrobras companies to the environment and socioenvironmental responsibility	25

5. Commitment of Eletrobras Companies with the communities involved/affectedbytheirbusinesses	26

6. Commitment of Eletrobras Companies to society, government, State, controlling and regulatory agencies	27

7. Commitment to parties abroad of Eletrobras Companies in their international affairs	28

8. Commitment of Eletrobras Companies to business competition	29

9. Commitment of Eletrobras Companies to the press and other communication agencies	30

COMPLEMENTARY PROVISIONS	31

SCOPE	31

TERMS, EVALU ATIONS AND REVISIONS	32

REFERENCE, CLARIFICATION, SUGGESTIONS AND CRITICISM	32

WHISTLEBLOWS	33

SPECIFIC NORMS OF CONDUCT FOR THE COMPANIES	34

APPLICABLESANCTIONS	34

GLOSSARY	35

ETHICAL PRINCIPLES

I. Human Dignity and Respect to People

Valuing life and affirming citizenship, respecting the physical and moral integrity of all people, their individual differences and the diversity of social groups in an equal, equitable and fair manner.

II. Integrity

Acting honestly and with integrity in fulfilling its commitments, ensuring that speech and actions are fully coherent, rejecting any type of fraud and corruption by maintaining an active stand in situations which are not in compliance with the ethical principles adopted by the Eletrobras companies.

III. Sustainability

Being environmentally and socially responsible, balancing the responsibility towards the economy and the culture, respecting the right to have a full life for present and future generations.

IV. Transparency

Ensuring visibility of the criteria, which guide the decision making process and actions taken by the Eletrobras companies by communicating in a clear, accurate, agile and accessible manner, taking into account the limits to the right of data protection regarding strategic or privileged information of the Eletrobras companies.

V. Impartiality

Ensuring that the corporate interests of the Eletrobras companies prevail above personal interests, conducting decision making with objectivity and impartiality in actions and in the use of resources of the Eletrobras companies.

VI. Legality

Complying with Brazilian laws and with the legislation of countries in which the Eletrobras companies operate, as well as with internal norms which regulate the activities of each company, in accordance with Brazilian constitutional principles and international treaties to which Brazil is a party.

VII. Professionalism

Performing in a professional manner, with integrity, responsibility and care, based on social values, loyalty and mutual respect, pursuing operational excellence and the continuing development of the Eletrobras companies.

CONDUCT COMMITMENTS

1. Commitments of Eletrobras Companies related to Corporate Governance

1.1. Making corporate decisions based on the principles of ethics, transparency, integrity, loyalty, impartiality, legality and efficiency, and using their economic-financial resources responsibily in order to achieve higher levels of competitiveness, excellence and profitability, taking into account the legitimate interests of all stakeholders and their sustainability-related commitment.

1.2. Being committed to the Mission, Vision, Values and Strategic Objectives and the constant pursuit of excellence in its business;

1.3. Operating their business in an independent manner in order to strengthen their economic-financial position by adopting transparent policies and guidelines for investments, dividend distribution and balance sheets, safeguarding their assets and institutional image.

1.4. Basing their relationship with stakeholders on proactive communication that is accurate, proper, transparent and timely, making all information promptly available to the market in order to avoid and minimize rumors and speculations.

1.5. Not disclosing information that may have an impact on the price of the company’s securities and its relations with the market or with consumers and suppliers, unless authorized by the competent body of the company;

1.6. Acting and demanding from stakeholders to act in an impersonal, ethical and responsible manner when using strategic information, complying with professional confidentiality standards in order to safeguard investors’ and other stakeholders’ rights.

1.7. Adopting transparent and equitable criteria to select covenants, terms or sponsorship contracts with individual and/or legal entities for the promotion of cultural activities, sports, social, educational, and technological innovation, which strengthen the Eletrobras brand in accordance with applicable legislation.

1.8. Performing in line with public interests and policies, respecting the reasons for the establishment of the Eletrobras companies, not allowing any interference or favoring partisan or private interests, both related to corporate decisions and the holding of positions within the company’s structure, including prohibiting nepotism.

1.9. Acting in order to avoid conflicts of interest, that may compromise the interests of the Eletrobras companies or inappropriately influence the performance of the tasks carried out by the Eletrobras companies.

1.10. Forbidding appointment of a spouse, partner or relative in direct line, collaterally or by affinity, up to the third degree of the nominating authority, to assume a commissioned or trust positions, or a gratified function, excepting for legal exceptions;

1.11. Prohibiting direct subordination relationship of a collaborator with the spouse, partner or relative in direct line, collaterally or by affinity, until the third degree;

1.12. Refusing to form partnerships with companies that use child labor, degrading or analogous to slave labor and reporting such companies.

1.13. Promoting Eletrobras companies’ integration, according to the best technical criteria, seeking to develop a corporate culture with equanimity and without discrepancies.

1.14. Rejecting any attempts or suspicions of corruption, bribery, kickbacks, improper benefits or privileges, improper donations or payments and influence, and adopt measures provided in the Corporate Integrity Program (Compliance)and the policies of the Eletrobras companies.

1.15. Not receiving or offering gifts, entertainment or institutional gifts that do not complywith the criteria established in the Corporate Integrity Program (Compliance), regarding anticorruption laws or that may be considered as undue incentive.

1.16. Not supporting or contributing, on behalf of the Eletrobras companies, to representatives of elective office, political parties or political campaigns of candidates for elective office.

1.17. Establishing independent channels for receiving, processing and managing internal and external complaints regarding noncompliance with the Code and other internal regulations of Eletrobras companies

1.18. Disseminating the ethical principles and the commitment to conduct established in this Code.

1.19. Disseminating and monitoring the Corporate Integrity Program (Compliance) and the policies of Eletrobras companies;

1.20. Establishing regulations with applicable sanctions in case of violations of the Code of Ethical Conduct and Integrity of Eletrobras companies.

2. Commitment of Eletrobras Companies to their collaborators: directors, board members, statutory committees members, employees, third-party staff, service providers, internsand young apprentices.

2.1. Commitment of Eletrobras Companies to their collaborators

2.1.1. Treating their collaborators with cordiality and respect.

2.1.2 Rejecting unlawful ethical, administrative, criminal or civil practices, as well as dealing with any allegations of breaches of the principles and commitments of this Code of Ethical Conduct and Integrity, of the Corporate Integrity Program (Compliance) and policies of the Eletrobras companies.

2.1.3. Promoting higher quality of life for their workforce by providing well-being, health, hygiene and safety at the workplace.

2.1.4. Respecting and valuing social, cultural and individual diversity, treating all individuals equally, without social, cultural or ethnic prejudice or bias related to their gender, age, religion, political opinion, sexual orientation, physical, psychological and mental condition, or any other kind of discrimination.

2.1.5. Encouraging the free expression of ideas and rejecting threats, blackmailing, humiliation, intimidation, disqualifications or any form or manner of harassment in working relationships.

2.1.6. Ensuring that the workforce has access to all relevant information related to its jobs.

2.1.7. Rejecting and taking preventive measures to avoid child labor, abuse of children and adolescents and sexual exploitation in their own activities or in the activities of any stakeholders of the Eletrobras companies or in their value chain, as well as work performed under degrading conditions and analogous to the slave. Also rejecting any kind of physical, sexual, moral or psychological harassment, reporting any breaches.

2.1.8. Making available to the entire collaborators effective, safe and reliable communications channels to receive information, suggestions, consultations, criticism and denouncements, preserving the effectiveness in the receipt, management and treatment, confidentiality, no retaliation for whistleblowers, and the timeliness of responses to complaints.

2.1.9. Promoting institutional warranties to protect the confidentiality of the workforce involved in reports in order to protect their rights and ensure that unbiased decisions will be made.

2.1.10. Providing institutional guarantees for employees who work in all stages of management and handling of the complaints in order to preserve the institutional independence and neutrality of decisions.

2.1.11. Valuing intellectual products and acknowledging the merits related to work developed by employees, regardless of their hierarchical position, taking into account their proposals for improvement.

2.1.12. Adopting predetermined criteria in a transparent and objective way for the assessment of the workforce, taking into account the merit of their technical performance and ethical behavior, ensuring their right to know the criteria and the assessment results.

2.1.13. Providing for their employees the appropriate conditions in which they can improve their skills, offering opportunities for promotion and guaranteeing equal opportunities.

2.1.14. Promoting annually training and awareness actions on the Code of Ethical Conduct and Integrity for their employees and managers, and on risks managements to their managers;

2.1.15. Guaranteeing free association with trade unions and the right to collective bargaining, acknowledging unions, class associations and entities which represent employees as their legitimate representatives, with which there is a continuous respectful and constructive dialogue, giving priority to collective bargaining as the preferred form of solving labor conflicts.

2.1.16. Providing a safe and healthy workplace environment for interns, apprentices and service providers, for as long as they are working at the company’s facilities.

2.2. Commitment of Employees/Workforce to Eletrobras Companies

2.2.1. Knowing and committing to comply with the Code of Ethical Conduct and Integrity, the Corporate Integrity Program (Compliance), and the rules and policies of the Eletrobras companies.

2.2.2. Performing activities with professionalism, aiming to continuously update and self-improve, as well as contributing to the companies’ efficiency and operational excellence.

2.2.3. Accomplishing their work tasks quickly and responsibly, attending the requests of the managers of their activities;

2.2.4. Not performing illegal acts, nor aiding or abetting an act of prejudice, negative discrimination, concerning color/race, creed, physical or mental disability, ethnicity, age, gender identity, ideological or political orientation, sexual orientation, national originorregional,socialstatus,oranyotherclassificationprotected by federal, state, municipal ordistrict laws, codified in international conventions such as the Universal Declaration of Human Rights; or any other act abusive to personal or professional dignity, or contrary to the principles and commitments of this Code of Ethical Conduct and Integrity, the Corporate Integrity Program (Compliance) and the Eletrobras companies policies, as well as reporting such acts immediately through the appropriate channels.

2.2.5. Not committing vandalism, depredation, libidinous acts or attitudes that involve physical, verbal, gestural violence or harassment of any kind in the premises of the company.

2.2.6. Preserving the integrity of documents, records, registers and information systems of the Eletrobras companies, in all media used by the company, both physical and electronic.

2.2.7. Not disclosing or making use of the company’s information withrestrictionofaccess,whetherofinternal,sectoralorconfidential use, for personal gain or for the benefits of third-parties.

2.2.8. Not speaking on behalf of the company unless authorized or qualified to do, respecting the areas in charge of communication and press relations and capital market release, not disclosing untruthful, misleading or confidential information.

2.2.9. Not adopting improper behavior which might hinder the good performance of any professional activity in order to respect the work environment, contributing to the integration among employees and the development of teamwork.

2.2.10. Treating all the employees with respect and cordiality in accordance with the principles of this Code of Ethical Conduct and Integrity.

2.2.11. Participating of the training and awareness actions promoted by Eletrobras companies, in order to prevent deviations from ethical conduct and integrity, in addition to avoiding inadvertent violations, recognizing possible problems in time to treat them appropriately;

2.2.12. Not performing harmful acts that might affect the image of the Eletrobras companies, nor the honor or image of their employees in any type of media, including social media.

2.2.13. Valuing personal appearance that is adequate for the type of activity carried out, the work environment, the target audience and the local community with which they interact.

2.2.14. Respectinghierarchyinexercisingtheiractivitiesinadiligent, honest, loyal and fair manner, without waiving the possibility of reporting in the appropriate channels, improper behavior of any coworkers, regardless of their hierarchical position.

2.2.15. Respecting intellectual property and acknowledging the work developed by their peers, regardless of their hierarchical position.

2.2.16. Conducting prior consultation, by their own means, to obtain prior authorization from their superior officers to publish or exhibit outside the company studies, research, expert opinions and other work of their authorship or participation that includes company-related knowledge.

2.2.17. Ensuring the physical and moral integrity of all individuals and the safety of any property at all times, including while on strike.

2.2.18. Informing immediately any competent areas, through appropriate available channels, about any acts and facts that are against public interest or against the company’s interest, requesting a solution.

2.2.19. Communicating through the proper channel any actual or apparent conflict of interests arising between the Eletrobras companies and their professional, personal or third-party activities, as stated in the Corporate Integrity Program (Compliance) and the Eletrobras companies’ policies.

2.2.20. Using tools, machines, equipment and other material and immaterial resources of any Eletrobras companies in a proper, rational and sustainable manner exclusively for work-related purposes, avoiding and combating any form of misuse and waste.

2.2.21. Not usingworkhours, position and administrative influence for their own benefit or to obtain favors for themselves or third-parties.

2.2.22. Not maintain direct hierarchical subordination with a spouse, partner or family relation, in a straight line, collaterally or by affinity, up to third degree.

2.2.23. Not exercising, directly or indirectly, any activity that, due to its nature, is incompatible with the duties of the position or job, considering the activity developed in each area or related matter.

2.2.24. Not practicing any act to benefit a legal entity of which participates the employee, his or her spouse, partner or family member, in a straight line, collaterally or by affinity, up to the third degree, by which acts could be benefited or have influence in the management activities at the Eletrobras companies.

2.2.25. Refraining from exercising any professional activities, even informally, as attorney-in-fact, consultant, advisor or intermediary of private interests in the bodies or entities of direct or indirect public administration of any of the branches of the government, at the Federal, state or municipal level, or in the Eletrobras companies.

2.2.26. Not engaging in any kind of political or religious propaganda, nor in commercial publicity within or outside the workplace, taking advantage of the status of being an employee of any company in the Eletrobras group.

2.2.27. Not offering nor accepting gifts, privilege, payments, loans, donations, services or any other manner of benefit for their own or third-parties’ benefit, incompatible with the limits and conditions established in the Corporate Integrity Program (Compliance), as well as in the rules and policies of the Eletrobras companies and current legislation.

2.2.28 Conducting prior consultation with the integrity body of the company in case of receiving a travel invitation and hosting for meeting or training participation;

2.2.29. Not supporting or contributing, on behalf of the Eletrobras companies, to representatives of elective office, political parties or political campaigns of candidates for elective office.

2.2.31. Carrying out management responsibilitieswith transparency and equality, guiding and motivating fellow employees in order to establish a healthy and harmonious work environment, to ensure performance and productivity excellence and compliance with the Code of Ethical Conduct and Integrity, the Corporate Integrity Program (Compliance) and with the rules and policies of the Eletrobras companies.

2.2.32. Not allowing that persecution, convictions, or personal interests to interfere in dealing with employees and the public, as well as with hierarchically superior and inferior colleagues.

2.3. Commitment of Eletrobras Companies to complementary pension entities, Foundations, Associations and Self-funded health care:

2.3.1. Ensuring compliance with the rules established in the social security agreement entered into with its participants, recipients and beneficiaries; by the economic / financial and actuarial balance of the respective benefit plan; and transparency in the management of the private pension entities it sponsors;

2.3.2. Ensuring the transparent performance of the sponsor companies’ representatives in the fiscal and decision-making boards of complementary pension and self-funded health care plans sponsored by the Eletrobras companies.

2.3.3. Encouraging employees to take part in matters related to the complementary pension and self-funded health care plans sponsored by the Eletrobras companies.

3. Commitment of Eletrobras Companies and their employees to suppliers, service providers, other partners and clients:

3.1. Selecting and hiring suppliers and service providers according to legal, technical, quality, cost and punctuality criteria, demanding in all contractual relationships commitments to ethics, corporate integrity and social, economic and environmental sustainability.

3.2. Rejecting practices of unfair competition, the use of child labor, sexual harassment and exploitation of children and adolescents, forced labor or degrading work conditions, as well as any kind of physical, sexual, moral or psychological violence and other practices in violation this Code of Ethical Conduct and Integrity, as well as the rules and policies and Conduct Corporate instructions of the Eletrobras companies, including in the production chain of their suppliers, reporting any violations.

3.3. Not taking part in negotiations that might result in personal or thirdpartyadvantagesorbenefitsthatcouldbeconstruedasactual or apparent conflicts of interests for the employees involved from either party, in accordance with the provisions of the Corporate Integrity Program (Compliance)and the policies of the Eletrobras companies.

3.4. Not doing any favor nor providing any remunerated service for suppliers or service providers with whom they have a relationship on account of their professional activities, in accordance with the provisions of the Corporate Integrity Program (Compliance)and the policies of the Eletrobras companies.

3.5. Treating with respect and cordiality all employees of suppliers and service providers, in accordance with the principles of this Code of Ethical Conduct and Integrity, as well as the Eletrobras companies’ stakeholders.

3.6. Discouraging contractual provisions that violate or minimize the dignity, quality of life or the social well-being of third party employees.

3.7. Offering high quality products and services to ensure the full satisfaction of their clients and consumers in order to maintain a long-standing relationship with transparent and ongoing dialogue.

3.8. Establishing and maintaining a good relationship and communication with clients, suppliers, service providers and other partners according to the ethical principles under this Code of Ethical Conduct and Integrity, as well as the Corporate Integrity Program (Compliance)and the Eletrobras companies’ policies, treating all of them equally and avoiding any type of privilege, discrimination, corruption and fraud.

3.9. Preservingandtreatingasclassifiedtheregistereddataandthe relevant information related to clients, suppliers, service providers and other partners, obtained from the business relationship.

3.10. Not recommending clients to service providers or suppliers, even at their request, maintaining a strictly professional communication, preserving the exemption needed for Eletrobras’ workforce and for Eletrobras.

3.11. Not accepting nor giving gifts, bonuses or advantages, even in the form of preferential treatment given to or received from clients, suppliers, service providers and other partners associated with the businesses or interests of the Eletrobras companies in accordance with the provisions of the Corporate Integrity Program (Compliance) and the Eletrobras companies‘ policies.

4. Commitment of Eletrobras companies to the environment and socioenvironmental responsibility

4.1. Operating in accordance with the principle of sustainability and being committed to social development, respecting local cultures, prioritizing the use of renewable natural resources and using economic resources in a responsible and efficient manner, in order to meet the needs of the present generation and to preserve the rights of future ones.

4.2. Ensuring that all employees develop a social-environmental awareness and contribute to the preservation of the environment both in the workplace and outside the company.

4.3. Operating in a manner that minimizes the social-environmental impacts from their operations in order to re-establish the environmental balance within the physical, biological, social and cultural aspects of the area in which they operate.

4.4. Using in a conscientious, rational, responsible and sustainable manner the indispensable natural resources necessary to develop business, respecting the biodiversity.

4.5. Carrying out actions on energy preservation, energy efficiency and fighting against any kind ofwaste, as well as developing social responsibility in the operational areas of the activities of the Eletrobras companies.

4.6. Embodying social-environmental criteria in the company’s management processes and in its relationships with business partners and suppliers.

4.7. Promoting and participating in technological and industrial research & development projects, in which there must be active interaction with the academic and scientific community in order to foster sustainable development.

5. Commitment of Eletrobras Companies with the communities involved/affected bytheirbusinesses:

5.1. Taking into account all the social groups involved in all stages of any new project, starting at the planning stage, in order to identify their expectations and needs and aiming at minimizing the environmental, social and cultural impacts faced by those communities.

5.2. Maintaining permanent communication channels and dialogue with the communities and establishing a respectful relationship with local people and cultures.

5.3. Fostering the communities’ sustainable development by participating in the creation and implementation of projects in partnership with local entities, taking into account their needs and expectations and respecting their diversity.

5.4. Promoting local and regional development where Eletrobras companies operate, helping to improve the quality of life of communities and preserving the environmental balance of the regions where their enterprises are located.

6. Commitment of Eletrobras Companies to society, government, State, controlling and regulatory agencies:

6.1. Sharing the ideals of respecting human rights and the principles of social justice and well-being.

6.2. Maintaining permanent communication channels and dialogue with all stakeholders in a transparent, respectful and constructive manner.

6.3. Cooperating with public authorities when they are carrying out their legal functions.

6.4. Providing services, which meet with public interests in a responsible and harmonious manner.

6.5. Encouraging their employees’ involvement and commitment to joining discussions and to drafting proposals, including volunteer work, with the purpose of actually implementing and strengthening social projects via actions closely articulated with public and private agencies, both governmental and non-governmental.

6.6. Prevent fraud and illicit in all their relationships.

7. Commitment to parties abroad of Eletrobras Companies in their international affairs

7.1. Complying with international treaties, agreements and contracts entered into with countries, partners, clients or suppliers, ensuring a well-balanced and harmonious relationship in which the common interests of the country of incorporation of the Eletrobras companies and the countries in which those treaties, agreements and contracts are concluded are being respected.

7.2. Observing the legal systems in countries involved in partnerships, in compliance with Brazil’s Federal Constitution, the principles of ethics under this Code of Ethical Conduct and Integrity, the Corporate Integrity Program (Compliance)and the Eletrobras companies’ policies.

7.3. Respecting the sovereignty of the countries when using natural resources under condominium or under any other kind of partnership agreement, being aware of the relevant role they play in promoting economic and social development in those countries.

8. Commitment of Eletrobras Companies to business competition:

8.1. Maintaining a civilized and independent relationship with competitors, seeking market information in a legal manner and disclosing it fairly through authorized channels.

8.2. Making business decisions taking into account the best interest of the Eletrobras companies, observing and defending the norms of free competition, in compliance with Brazilian legislation and with the laws of the countries in which they operate.

9. Commitment of Eletrobras Companies to the press and other communication agencies:

9.1. Maintaining a respectful, transparent and independent relationship, establishing communication channels to disclose information,accordingtothelevelofauthorizationandcompetence.

9.2. Stating and offering clear, reliable and relevant information to the public interest through authorized sources, and protecting confidential and strategic information to safeguard the businesses’ legal and legitimate interests.

9.3. Maintaining an impersonal approach in their institutional publicity to ensure it will not result in any type of personal promotion.

COMPLEMENTARY
PROVISIONS

SCOPE
This Code of Ethical Conduct and Integrity encompasses all members of the Board of Directors, Supervisory Board, executive officers, board members, employees, representatives, third parties, service providers, interns and young apprentices.

As a confirmation of the commitment of the Eletrobras companies to the principle of gender equity, we hereby clarify that the terms “stakeholders”, “employees”, “third-party staff” and others used in this document refer to both men and women.

Suppliers, service providers and representatives of the Eletrobras companies will have to agree to a clause in their contracts, treaties or agreements whereby they agree to respect, comply with and ensure the compliance with this Code of Ethical Conduct and Integrity, the Corporate Integrity Program (Compliance)and the Eletrobras companies’ policies.

TERMS, EVALU ATIONS AND REVISIONS
This Code of Ethical Conduct and Integrity has no expiration date. However, the Eletrobras companies undertake to submit its content and practices to regular evaluation and continuous revision at periods of time that shall be defined during its dissemination process.

The updating and control of the application of this Code are the responsibility of Integrity instances (Compliance) and of the Ethics Commissions of Eletrobras companies

REFERENCE, CLARIFICATION, SUGGESTIONS
For reference purposes, this Code of Ethical Conduct and Integrity, the Corporate Integrity Program (Compliance) and Eletrobras companies’ policies can be accessed through the intranet or through the company’s electronic website referred at the end of the Code .

In order to obtain clarifications: on the Code of Ethical Conduct and Integrity, consult the Ethics Committee of each company; on the Corporate Integrity Program (Compliance), consult the Integrity area representative of each company.

For other manifestations - compliment, complaint, request for measures and suggestions - contact the Ombudsman Office of each company, responsible for seeking, in partnership with all areas of the respective company, solutions to the issues received, while maintaining the confidentialityofthe identitythe protesterand the content of the manifestations. Ombudsman Offices can be called by the respective websites of Eletrobras companies.

WHISTLEBLOWS
Whistleblows of fraud, corruption, ethical deviations and violation of the Code of Ethical Conduct and Integrity or of the Compliance Program should be performed preferably through the centralized Whistleblower Channel for all Eletrobras Companies.

The Eletrobras Whistleblower Channel is based on an external and independent platform, with the possibility of guaranteeing anonymity, and follows all the procedures for receiving, proper referral and monitoring of deadlines, to ensure compliance with all allegations of fraud, corruption, violations of the Corporate Integrity Program (Compliance), including ethical deviations and violations of the Code of Ethical Conduct and Integrity.

The Whistleblower Channel operates 24 hours a day, 7 days a week on the telephone number 0800 377 8037, as well as through the link: http://www.canaldedenuncias.com.br/eletrobras/

The manifestations related to the Code of Ethical Conduct and Integrity may also be referred or represented directly to the Ethics Committee of the respective Eletrobras company.

Confidentiality and institutional protection are guaranteed to the good faith of whistleblower and members of the committees responsible for processing complaints of ethical, disciplinary and fraud and corruption violations, as well as mechanisms to ensure that there is no retaliation to whistleblowers.

SPECIFIC NORMS OF CO NDUCT FOR THE COMPANIES
Given that each of the Eletrobras companies has their own organizational peculiarities; they may create complementary and specific norms of conduct in conformity with the ethical principles and conduct commitments set forth under this Code of Ethical Conduct and Integrity.

APPLICABLE SANCTIONS
The breach, duly verified and proven, of any ethical principles or conduct commitments set forth under this Code of Ethical Conduct and Integrity,which has been identified bythe appropriate commission, may result in the adoption of sanctions of an educational or punitive nature, notwithstanding the adoption of administrative and/or judicial measures in the case of contractual and/or legal breaches.

The Consequences Policy of Eletrobras companies establishes administrative, disciplinary and ethical censorship measures, as well as penalties or remediation actions as a result of the management and treatment of complaints and infractions detected, through regular process.

The Ethics Commissions of Eletrobras companies are responsible for determining and applying ethical sanctions.

GLOSSARY

CODE OF ETHICAL CONDUCT AND INTEGRITY.
A Code of Ethical Conduct and Integrity is an express agreement between people of the same institution or organization, which defines parameters for their proper conduct, so they can be universally validated and accepted, without loss of identity and regional characteristics.

ETHICAL PRINCIPLES.
A principle is an idea that works as a starting point for an action. Here, in this Code of Ethical Conduct and Integrity, the Ethical Principles are our basic references and should inspire the ethical conduct that we expect for the Eletrobras companies. The ethical principles inspire and justify human conduct, so they attain universal validity. The five principles of Public Administration, established in its Art. 37 of the Brazilian Constitution (1988), included in the Ethical Principles of the Eletrobras companies are: Morality, Legality, Impartiality, Publicity/Transparency and Efficiency. Morality, here, encompasses the entire content of this Code. Efficiency is implicit under the principle of Professionalism.

CONDUCT COMMITMENTS.
The Conduct Commitments established in this Code of Ethical Conduct and Integrity are based on the Ethical Principles and are arising from them. They are the substantiation of the Ethical Principles by establishing standards of personal, professional and organizational conduct. These are classified into themes and cover the most critical scenarios in which ethical conduct is expected.

ETHICS.
In this Code of Ethical Conduct and Integrity, the concept adopted for “Ethics” refers to the field of studies and reference on which our personal, professional and organizational conduct should be based on, in order to assure its universal acceptance.

MORAL.
In this Code of Ethics, the concept adopted for “Morality” corresponds to the field of studies and references on which our personal, professional, institutional, organizational and national conducts should be based on, in which its validity is attributed exclusivelyto tradition, laws, habits and customs. That is the reason why such moral conduct cannot always be validated under the ethical point-of-view of universality.

For further information, access Ethics and Transparency menu on Eletrobras website (www.eletrobras.com).

VersionapprovedbytheBoardofExecutiveOfficersofEletrobrason 11/12/2018 and by the Board of Directors of Eletrobras on 11/30/2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Wilson Ferreira Junior
Wilson Ferreira Junior CEO and Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.